TABLE OF CONTENTS


                                                                            Page

Directors and Officers                                                         2

President's Message to Shareholders                                            3

Selected Consolidated Financial Data                                           4

Management's Discussion and Analysis                                           6

Report of Independent Certified Public Accountants                            20

Consolidated Statements of Financial Condition                                21

Consolidated Statements of Earnings                                           22

Consolidated Statements of Comprehensive Income                               23

Consolidated Statements of Changes in Shareholders' Equity                    24

Consolidated Statements of Cash Flows                                         25

Notes to Consolidated Financial Statements                                    27

Shareholder Information                                                       52






                     BUSINESS OF LOGANSPORT FINANCIAL CORP.

Logansport Financial Corp. ("Logansport Financial" or the "Company"), an Indiana corporation, became a unitary savings and loan holding company upon the conversion of Logansport Savings Bank, FSB (the "Bank") from a federal mutual savings bank to a federal stock savings bank in June 1995. The Company and the Bank conduct business from a single office in Logansport, Cass County, Indiana. During 2002, the Company began to offer banking through the Internet at www.logansportsavings.com. The Bank historically has been among the top real estate mortgage lenders in Cass County and is the oldest financial institution headquartered in Cass County. The Bank offers a variety of retail deposit and lending services. The Company has no business activity other than being the holding company for the Bank. The Company is the sole shareholder of the Bank.





                                MISSION STATEMENT


"The Board of Directors, management and staff of Logansport Savings Bank are dedicated to serving the needs of our customers, providing them with the best possible service in an efficient, friendly, caring atmosphere. As a vital part of this community, Logansport Savings Bank seeks to continue partnering with local business and individuals. The customers, employees, and shareholders are an integral part of Logansport Savings Bank and are best served if the Bank remains an independent, locally controlled and operated, profitable financial institution."

                                                          11
                           Logansport Financial Corp.

                             DIRECTORS AND OFFICERS


DIRECTORS

     James P. Bauer (age 58) is the Vice President of Finance and Treasurer of Material Processing, Inc., a holding company for Small Parts, Inc., ABC Metals, Inc. and H.T.I. (Logansport, Indiana). He serves on the Board of Directors of the Logansport Economic Development Foundation, Inc. and the Logansport/Cass County Industrial Park.

     Charles J. Evans (age 57) has served as Senior Vice President of Logansport Savings Bank, FSB since January 2000. Prior to that he served as Vice President and Senior Loan Officer of Logansport Savings Bank, FSB since 1980.

     Brian J. Morrill (age 46) is the founder and President of Cass County Title Company, Inc. The firm provides title insurance policies and real estate searches for lenders, realtors, attorneys, and the general public. Prior to founding Cass County Title Company, Morrill served for ten years as the Executive Director of the Cass County Family YMCA in Logansport, Indiana. Morrill has served on several community boards and in 2000 served as Chairman of the Logansport/Cass County Chamber of Commerce.

     Susanne S. Ridlen, Ph.D. (age 63) is a faculty member and Director of the Project Success Program for under-prepared students at Indiana University Kokomo. Dr. Ridlen has taught at IUK since 1969. She also serves on the Lilly Scholarship Committee for the Cass County Community Foundation. In addition, she serves on the Board of Directors for the President Benjamin Harrison Foundation, Inc. of Indianapolis, Indiana.

     William Tincher, Jr. (age 64) has served as Plant Manager for the Modine Manufacturing Company ("Modine") since 1977. Modine is located in Logansport, Indiana, and manufactures automotive cooling systems.

     Dr. Todd S. Weinstein (age 42) is a member of the surgical staff at Logansport Memorial Hospital and has been a member of Logansport Surgical Associates since 1991. He serves on the Board of Trustees of Logansport Memorial Hospital and the Board of Directors of the Cass County Family YMCA.

     David G. Wihebrink (age 56) has served as President of Logansport Financial Corp. and Logansport Savings Bank since April 2000. Prior to that, he had served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. since 1988. Prior to his employment with Morris, Mr. Wihebrink was a member of the accounting firm Smith, Thompson & Wihebrink (Logansport) for 15 years. Mr. Wihebrink also currently serves as a member of the Board of Directors of the Neal Home retirement home in Logansport, Indiana; as a member of the Board of Directors of the North Central Indiana Workforce Investment Board and as a member of the Board of Directors of the Logansport/Cass County Chamber of Commerce.

     Thomas G. Williams (age 70) served as President of Logansport Savings Bank, FSB from 1971 until his retirement in April 2000.

LOGANSPORT FINANCIAL CORP.            LOGANSPORT SAVINGS BANK, FSB
Officers                              Officers

DAVID G. WIHEBRINK                    DAVID G. WIHEBRINK - President
President and Chief Executive Officer
                                      CHARLES J. EVANS - Senior Vice President
CHARLES J. EVANS
Vice President                        ALLEN SCHIEBER - Senior Vice President

DOTTYE ROBESON                        DOTTYE ROBESON - Chief Financial Officer/
Secretary/Treasurer                                    Secretary/Treasurer

                                      MICHAEL THOMPSON - Internal Audit/
                                                                Compliance
                                      JEFFREY JONES - Vice President
                                      SHEILA WILDERMUTH - Vice President
                                      KAY GAPSKI - Vice President
                                      JONI LAMBERT - Assistant Vice President
                                      SHARON LANTZ - Assistant Vice
                                      President

TO OUR SHAREHOLDERS:


I am pleased to bring you the financial results for Logansport Financial Corp. for the year ended December 31, 2003. Our earnings for 2003 amounted to $1,486,000, which represented a modest 1.8% decrease from our record earnings in 2002. Our diluted earnings per share amounted to $1.68 in 2003 compared to $1.58 in 2002, which represented a 6.3% increase. Historically low interest rates continued during 2003, which created opportunities for borrowers to obtain financing or refinance at very attractive interest rate levels. To take advantage of the refinance boom, but to avoid the inherent long-term interest rate risks, we began selling loans in the secondary market and this resulted in an additional $118,000 of income. We retained the servicing on these sold loans and at year-end that portfolio amounted to approximately $6.1 million. The continuing compression of our net interest margin caused a decline in our net interest income; however, we attempted to counter the effects of that compression with a diligent effort to control expenses and to carefully monitor the quality of our loan portfolio. In addition, we were successful in managing our investment portfolio as demonstrated by sales that contributed $286,000 to our pre-tax earnings for the year.

Even though we saw our one-to-four family residential mortgage loan portfolio reduced by $10.5 million due to continued refinancings and our sale of mortgage loans into the secondary market, our commercial and nonresidential loan portfolios continued to grow with an increase of over $4.0 million. Overall our assets increased by $6.7 million, representing a 4.5% increase, while deposits increased by $5.4 million, or 5.5% for the year. In a year when dividends became more important due to the reduction in tax rates, we were once again able to increase our annual dividend payments, to $.56 per share for 2003.

Although the economy is recovering, we realize the road ahead is not an easy one. We are faced with many economic challenges in our community and many businesses and individuals continue to struggle. The Board, management team, and employees remain a cohesive group that is focused on "Leading The Way" in community banking and creating value for our shareholders.

Sincerely,




David G. Wihebrink
President

                           Logansport Financial Corp.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


The following tables set forth certain information concerning Logansport Financial's consolidated financial position, results of operations and other data at the dates and for the years indicated.

                                                                       At December 31,
Financial Condition Data:                      2003           2002            2001           2000           1999
                                                                       (In thousands)

Total assets                               $156,824       $150,099        $138,065       $132,612       $117,468
Loans receivable, net                       102,353        110,386         111,696        102,418         90,900
Mortgage-backed securities                   20,307         11,009           4,419          5,165          5,898
Cash and cash equivalents                    14,403         13,517           8,816          9,210          5,146
Investment securities                        12,242          8,060           5,788          8,322          8,539
Deposits                                    103,757         98,325          83,900         79,454         76,011
Borrowings                                   35,946         35,629          35,915         35,237         24,307
Shareholders' equity                         16,356         15,373          17,402         17,013         16,146

                                                                   Year ended December 31,
Summary of Operating Results:                  2003           2002            2001           2000           1999
                                                              (In thousands, except share data)

Interest income                              $8,602         $9,326          $9,831         $9,524         $7,599
Interest expense                              4,492          4,877           5,696          5,597          4,043
                                              -----          -----           -----          -----          -----

Net interest income                           4,110          4,449           4,135          3,927          3,556

Provision for losses on loans                   360            360             392            332            162
                                             ------         ------          ------         ------         ------

Net interest income after provision for
  losses on loans                             3,750          4,089           3,743          3,595          3,394

Other income                                    661            352             222            122            175
General, administrative and other expense     2,373          2,318           2,046          1,937          1,667
                                              -----          -----           -----          -----          -----

Earnings before income taxes                  2,038          2,123           1,919          1,780          1,902

Income taxes                                    552            609             521            511            678
                                             ------         ------          ------         ------         ------

Net earnings                                 $1,486         $1,514          $1,398         $1,269         $1,224
                                              =====          =====           =====          =====          =====

Basic earnings per share                      $1.72          $1.63          $1.29           $1.16          $1.03
                                               ====           ====           ====            ====           ====

Diluted earnings per share                    $1.68          $1.58          $1.27           $1.16          $1.02
                                               ====           ====           ====            ====           ====

Cash dividends per share                       $.56           $.52           $.48            $.44           $.44
                                                ===           ===            ===             ===            ===



                                                Logansport Financial Corp.

                             SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CONTINUED)


                                                            At or for the year ended December 31,
Supplemental Data:                             2003           2002            2001           2000           1999

Return on average assets (1)                    .96%          1.03%          1.03%           1.00%          1.14%
Return on average equity (2)                   9.24           9.30           7.82            7.76           7.33
Interest rate spread (3)                       2.43           2.76           2.55            2.57           2.86
Net yield on interest-earning assets (4)       2.81           3.21           3.23            3.27           3.54
General, administrative and other
  expense to average assets                    1.53           1.58           1.50            1.53           1.55
Net interest income to general,
  administrative and other expense           173.20         191.93         202.10          202.74         213.32
Equity-to-assets (5)                          10.43          10.24          12.60           12.83          13.75
Average interest-earning assets to
  average interest-bearing liabilities       112.53         113.04         115.21          115.39         117.20
Non-performing assets to total assets           .97            .99           1.41             .25            .57
Non-performing loans to total loans            1.45           1.34           1.72             .32            .72
Loan loss allowance to total loans             1.68           1.30           1.00             .73            .47
Loan loss allowance to non-performing
  loans                                      115.58          98.25          58.11          226.19          66.07
Dividend payout ratio                         32.56          31.90          37.21           37.93          42.72
Net charge-offs to average loans                .06            .03            .02            *              *

*  Less than .01%






(1)  Net earnings divided by average total assets.

(2)  Net earnings divided by average total equity.

(3) Interest rate spread is calculated by subtracting combined weighted-average interest rate cost from combined weighted-average interest rate earned.

(4)  Net interest income divided by average  interest-earning  assets.

(5)  Total equity divided by total assets.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

The Company was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank, which was completed June 13, 1995. The Company has no activity other than being the holding company for the Bank.

The principal business of the Bank has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank is significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and levels of personal income and savings. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans and income provided from operations.

The Bank's earnings are primarily dependent upon its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Bank's earnings are also affected by provisions for losses on loans, service charges, operating expenses and income taxes.


Forward-Looking Statements

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 2003, and the results of operations for the year ended December 31, 2003, as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Company's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

1. Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

2. Management's opinion as to the financial statement effect of recent accounting pronouncements.

3. Management's opinion as to the effect of changes in interest rates on the Company's results of operations.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Critical Accounting Policies

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but without limitation, changes in interest rates, changes in the performance of the economy or changes in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses and determining the carrying value of mortgage servicing rights. If management were to underestimate the allowance for loan losses, earnings could be reduced in the future as a result of greater than expected net loan losses. Overestimations of the required allowance could result in future increases in income, as loan loss recoveries increase or provisions for losses on loans decrease. Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which requires that the Company recognize rights to service mortgage loans for others as separate assets. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

Capitalized mortgage servicing rights are required to be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool, i.e., the net realizable present value to an acquiror of the acquired servicing rights. Fluctuations in the fair value of mortgage servicing rights may affect net earnings, as this asset is carried at the lower of amortized cost or fair value.


Changes in Financial Condition from December 31, 2002 to December 31, 2003

The Company's total assets were $156.8 million at December 31, 2003, an increase of $6.7 million, or 4.5%, over the $150.1 million total at December 31, 2002. The increase in assets was funded primarily through growth in deposits of $5.4 million and a $1.0 million increase in shareholders' equity. The percentage of interest-earning assets to total assets was 96.1% at both December 31, 2003 and 2002.

At December 31, 2003, investment and mortgage-backed securities totaled $32.5 million, an increase of $13.5 million, or 70.7%, compared to December 31, 2002. The increase was due to purchases of $40.7 million, which were partially offset by maturities, sales and repayments totaling $26.7 million. The primary investments added to the portfolio were Federal Home Loan Bank ("FHLB") and Federal National Mortgage Association ("FNMA") fixed-rate notes and adjustable-rate GNMA mortgage-backed securities.

Loans receivable totaled $102.4 million at December 31, 2003, a decrease of $8.0 million, or 7.3%, from December 31, 2002. The decrease in loans receivable was due primarily to principal repayments of $57.8 million and loan sales of $6.2 million, which were partially offset by loan disbursements totaling $56.7 million. The volume of loan disbursements in 2003 exceeded that of 2002 by $11.2 million, or 24.6%. The overall decrease in loans was due to an $11.5 million, or 17.7%, decrease in loans secured by one- to four-family and multi-family residential real estate, including construction loans, and a $400,000 or 3.4%, decrease in consumer loans, while loans secured by

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Changes in Financial Condition from December 31, 2002 to December 31, 2003 (continued)

nonresidential real estate and commercial loans and leases increased by $4.0 million, or 11.2%. During 2003, the Company initiated a program to originate certain mortgage loans for sale in the secondary market, retaining the servicing on loans sold. These sales transactions were conducted with the Federal Home Loan Bank of Indianapolis. Sales of loans during 2003 totaled $6.2 million, which resulted in realized gains on sale of $118,000.

During 1997, the Company invested $1.5 million in a limited partnership, which constructs and manages residential real estate apartments for low and moderate-income residents. This investment reflects a 49.5% participation in the partnership. The affordable housing project generates tax credits for the Bank. This investment initially resulted in an increase to total assets of $1.5 million with a corresponding increase in notes payable. During the three years ended December 31, 2003, the Bank recorded pretax losses from the housing project totaling $410,000, while realizing tax credits of $546,000.

Deposits totaled $103.8 million at December 31, 2003, an increase of $5.4 million, or 5.5%, over December 31, 2002. Non-interest bearing deposits, NOW accounts, passbook savings and money market savings increased by $4.1 million, or 10.0%, while certificates of deposit increased by $1.3 million, or 2.2%. Proceeds from deposit growth were generally used to fund the purchase of investments and mortgage-backed securities. However, $2.0 million of the deposit increase was comprised of short-term local governmental deposits which are subject to bids every 60 to 90 days and, therefore, may or may not be retained. Additionally, the Bank has deposit customers who periodically place large deposits for short time periods. Such deposits totaled approximately $8.5 million at December 31, 2003. Approximately $6.0 million of these funds were withdrawn in January 2004. At December 31, 2003, borrowings consisted of $34.0 million in FHLB advances compared to $33.8 million in FHLB advances at December 31, 2002, an increase of $200,000, or .6%.

Shareholders' equity totaled $16.4 million at December 31, 2003, an increase of $1.0 million, or 6.4%, over December 31, 2002. The increase was due primarily to net earnings for the year ended December 31, 2003 of $1.5 million and proceeds from the exercise of stock options of $378,000, which were partially offset by dividends totaling $485,000 and a decrease in unrealized gains on available for sale securities of $417,000.


Comparison  of Results of Operations  for the Years Ended  December 31, 2003 and
2002

Net earnings totaled $1.5 million for the year ended December 31, 2003, a decrease of $28,000, or 1.8%, compared to net earnings reported for 2002. The decrease in net earnings resulted primarily from a decrease of $339,000 in net interest income and an increase of $55,000 in general, administrative and other expense, which were partially offset by an increase of $309,000 in other income and a decrease in the provision for income taxes of $57,000.

Interest Income

The Company's total interest income was $8.6 million for the year ended December 31, 2003, a decrease of $724,000, or 7.8%, compared to the $9.3 million recorded during 2002. The Company's $8.3 million, or 5.9%, increase in average interest-earning assets, from $140.5 million in 2002 to $148.8 million in 2003, was more than offset by an 85 basis point decrease in the average yield on interest-earning assets, to 5.83% in 2003 compared to 6.68% in 2002. Interest income on loans decreased by $925,000, or 11.1%, due primarily to a 55 basis point decrease in the average yield year to year, to 6.75% in 2003, and a $4.4 million, or 3.8%, decrease in the average balance of loans outstanding. Interest income on investment and mortgage-backed securities and other interest-bearing deposits increased by $201,000, or 19.9%, due primarily to a $12.6 million, or 51.0%, increase in the average balance outstanding, which was partially offset by a 72 basis point decline in the average yield, to 3.17% in 2003, compared to 3.89% in 2002.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2003 and 2002 (continued)

Interest Expense

Interest expense totaled $4.5 million for the year ended December 31, 2003, a decrease of $385,000, or 7.9%, compared to 2002. This decrease was the result of a decrease in the average cost of interest-bearing liabilities of 52 basis points, from 3.92% in 2002 to 3.40% in 2003, partially offset by a $7.9 million, or 6.4%, increase in the average balance outstanding year to year. Interest expense on deposits decreased by $405,000, or 13.7%, due primarily to a 68 basis point decline in the average cost of deposits, to 2.64% in 2003, which was partially offset by a $7.7 million, or 8.6%, increase in the average balance of deposits outstanding year to year. Interest expense on borrowings increased by $20,000, or 1.0%, due primarily to a 2 basis point increase in the average cost of borrowings year to year and a $250,000 increase in the average balance of borrowings. The decreases in the level of yields on interest-earning assets and the cost of deposits were due primarily to the overall decrease in interest rates in the economy throughout 2002 and 2003.

Net Interest Income

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $339,000, or 7.6%, to $4.1 million in 2003, compared to $4.4 million in 2002. The interest rate spread was 2.43% in 2003 compared to 2.76% in 2002, and the net yield on weighted-average interest-earning assets declined to 2.81% in 2003 from 3.21% in 2002.

Provision for Losses on Loans

The Company maintains a general allowance for loan losses that reflects an estimate of inherent losses based upon the types and categories of outstanding loans, as well as problem loans and current economic conditions in the Company's market area. The Company's provision for losses on loans was $360,000 for each of the years ended December 31, 2003 and 2002. The 2003 provision was predicated primarily upon the increase in the volume of commercial loans and loans secured by nonresidential real estate, an analysis of nonperforming loans and the current economic climate. At December 31, 2003 and 2002, the allowance amounted to $1.8 million and $1.5 million, respectively, for a ratio to total loans of 1.68% in 2003 and 1.30% in 2002. Non-performing loans totaled $1.5 million at both December 31, 2003 and 2002. The ratio of the allowance for loan losses to non-performing loans increased from 98.3% at December 31, 2002 to 115.6% at December 31, 2003. Based on management's review of the loan portfolio, the allowance for loan losses at December 31, 2003 is considered adequate to cover potential losses inherent in the loan portfolio. However, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Company's results of operations.

Other Income

The Company recorded other income totaling $757,000 for the year ended December 31, 2003, excluding the loss on investment in real estate partnership, compared to $459,000 in 2002. The $298,000, or 64.9%, increase was due primarily to an increase of $185,000 in gains on sale of investment and mortgage-backed securities and a $118,000 gain on the sale of loans. The $96,000 loss on the investment in real estate partnership recorded in 2003 had a positive after-tax effect of approximately $127,000 when considering the tax benefit and the available tax credits generated by the project.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2003 and 2002 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $2.4 million for the year ended December 31, 2003, compared to $2.3 million in 2002, an increase of $55,000, or 2.4%. Employee compensation and benefits increased by $112,000, or 8.6%, due primarily to an $86,000 increase in pension expense and normal merit increases. Occupancy and equipment expense decreased by $22,000, or 9.2%, mainly due to a decrease in property taxes and other related occupancy expenses. Other operating expenses decreased by $33,000, or 5.6%. The majority of this decrease was related to costs associated with consulting and attorney fees.

Logansport Financial Corp. is investigating the possibility of de-listing its stock and de-registering with the Securities and Exchange Commission ("SEC"). This strategy would reduce future expenses associated with SEC reporting requirements, as well as NASDAQ filing fees, but would also result in the Company's common stock no longer being quoted on the NASDAQ Small Cap Market. In order to de-register, the Company must first have fewer than 300 shareholders. The Company's shares trade infrequently and residents of Indiana hold many shares. Therefore, it is management's belief that any negative impact on the liquidity of the shares as a result of a de-registration and de-listing would be minimal.

Income Tax Expense

Income tax expense totaled $552,000 for the year ended December 31, 2003, a decrease of $57,000, or 9.4%, from 2002. Pretax income decreased by $85,000, or 4.0%, in 2003 compared to 2002, while approximately $182,000 of tax credits were available in both 2003 and 2002. The effective tax rates were 27.1% and 28.7% for the years ended December 31, 2003 and 2002, respectively.


Comparison  of Results of Operations  for the Years Ended  December 31, 2002 and
2001

Net earnings totaled $1.5 million for the year ended December 31, 2002, a $116,000, or 8.3%, increase over the net earnings reported for 2001. The increase in net earnings resulted primarily from an increase of $314,000 in net interest income, an increase of $130,000 in other income and a decrease of $32,000 in the provision for losses on loans, which were partially offset by an increase of $272,000 in general, administrative and other expense and an increase in the provision for income taxes of $88,000.

Interest Income

The Company's total interest income was $9.3 million for the year ended December 31, 2002, a decrease of $505,000, or 5.1%, compared to $9.8 million during 2001. The $10.7 million, or 8.3%, increase in average interest-earning assets, from $129.8 million in 2001 to $140.5 million in 2002, was more than offset by a 93 basis point decrease in the average yield on interest-earning assets, to 6.68% in 2002 compared to 7.61% in 2001. Interest income on loans decreased by $406,000, or 4.7%, due primarily to a 70 basis point decrease in the average yield year to year, to 7.30% in 2002, which was partially offset by a $4.8 million, or 4.4%, increase in the average balance of loans outstanding. Interest income on investment and mortgage-backed securities and other interest-bearing deposits decreased by $99,000, or 8.9%, due primarily to a 152 basis point decline in the average yield, to 3.89% in 2002, which was partially offset by a $5.9 million, or 31.5%, increase in the average balance outstanding.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001 (continued)

Interest Expense

Interest expense totaled $4.9 million for the year ended December 31, 2002, a decrease of $819,000, or 14.4%, compared to 2001. This decrease was the result of a decrease in the average cost of interest-bearing liabilities of 114 basis points, from 5.06% in 2001 to 3.92% in 2002, partially offset by an increase in the average balance of $11.6 million, or 10.3%. Interest expense on deposits decreased by $715,000, or 19.4%, due primarily to a 137 basis point decline in the average cost of deposits, to 3.32% in 2002, which was partially offset by a $10.9 million, or 13.9%, increase in the average balance of deposits outstanding year to year. Interest expense on borrowings decreased by $104,000, or 5.2%, due primarily to a 43 basis point decrease in the average cost of borrowings year to year. The decreases in the level of yields on interest-earning assets and the cost of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy throughout 2001 and 2002.

Net Interest Income

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $314,000, or 7.6%, to $4.4 million in 2002, compared to $4.1 million in 2001. The interest rate spread was 2.76% in 2002 compared to 2.55% in 2001, and the net yield on weighted-average interest-earning assets declined to 3.21% in 2002 from 3.23% in 2001.

Provision for Losses on Loans

The Company maintains a general allowance for loan losses that reflects an estimate of inherent losses based upon the types and categories of outstanding loans, as well as problem loans and current economic conditions in the Company's market area. The Company's provision for losses on loans was $360,000 and $392,000, for the years ended December 31, 2002 and 2001, respectively. The 2002 provision was predicated primarily upon the increase in the volume of commercial loans and loans secured by nonresidential real estate, an analysis of nonperforming loans and the current economic climate. At December 31, 2002 and 2001, the allowance amounted to $1.5 million and $1.1 million, respectively, for a ratio to total loans of 1.30% in 2002 and 1.00% in 2001. Non-performing loans were $1.5 million and $1.9 million at December 31, 2002 and 2001, respectively. The ratio of the allowance for loan losses to non-performing loans increased from 58.1% at December 31, 2001 to 98.3% at December 31, 2002. Based on management's review of the loan portfolio, the allowance for loan losses at December 31, 2002 is considered adequate to cover potential losses inherent in the loan portfolio.

Other Income

Other income totaled $459,000 for the year ended December 31, 2002, excluding the loss on the investment in real estate partnership, compared to $429,000 in 2001. The $30,000, or 7.0%, increase was due primarily to a $101,000 gain on sale of investment and mortgage-backed securities, partially offset by a decrease of $17,000, or 7.1%, in service charges on deposit accounts and a $54,000, or 28.3%, decrease in other operating income, mainly income on Bank-owned life insurance and a $14,000 decrease in insurance commissions. The $107,000 loss on investment in real estate partnership recorded in 2002 had a positive after-tax effect of approximately $111,000 when considering the tax benefit and the available tax credits generated by the project.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $2.3 million for the year ended December 31, 2002, compared to $2.0 million in 2001, an increase of $272,000, or 13.3%. Employee compensation and benefits increased by $182,000, or 16.3%, due primarily to a $40,000 increase in expense related to medical insurance and a $30,000 increase in pension expense, while the remaining $112,000 increase was primarily attributable to additional staffing, normal merit increases and an increase in officer and employee bonus expenses year to year. Occupancy and equipment expense increased by $10,000, or 4.3%, mainly due to an increase in property taxes and other related occupancy expenses. Data processing fees increased by $7,000, or 3.8%, due primarily to increased account volume and additional commercial loan software maintenance costs. Various other operating expenses increased by $73,000, or 14.5%. The majority of the increase was related to costs associated with new internet-banking services, consulting and attorney fees, costs related to being a public company and pro-rata increases in costs related to the Company's overall growth year to year.

Income Tax Expense

Income tax expense totaled $609,000 for the year ended December 31, 2002, an increase of $88,000, or 16.9%, over 2001. Pretax income increased by $204,000, or 10.6%, in 2002 compared to 2001, while approximately $182,000 of tax credits were available in both 2002 and 2001. The effective tax rates were 28.7% and 27.1% for the years ended December 31, 2002 and 2001, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents, for the periods indicated, the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                     Year ended December 31,
                                             2003                             2002                            2001
                                Average    Interest             Average     Interest             Average    Interest
                              outstanding   earned/  Yield/   outstanding    earned/ Yield/    outstanding   earned/   Yield/
                                balance      paid     rate      balance       paid    rate       balance      paid      rate
                                                                     (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits  $  12,047   $   103        0.85%$    9,638   $   124        1.29%$    7,271    $   261        3.59%
  Mortgage- and other asset-
    backed securities (1)       16,204       611        3.77     7,927        394        4.97      4,791        297        6.20
  Other investment securities (1)8,987       466        5.19     7,100        441        6.21      6,694        457        6.83
  Loans receivable (2)         109,517     7,390        6.75   113,870      8,315        7.30    109,075      8,721        8.00
  Stock in FHLB of
        Indianapolis             2,037        99        4.86     1,991        120        6.02      1,973        147        7.45
                               --------- -------             ---------     ------              ---------     ------
     Total interest-earning
        assets                 148,792     8,669        5.83   140,526      9,394        6.68    129,804      9,883        7.61

Non-interest-earning assets      6,191                           5,947                             6,306
                             ---------                       ---------                         ---------

     Total assets             $154,983                        $146,473                          $136,110
                               =======                         =======                           =======

Interest-bearing liabilities:
  Savings accounts            $  4,703        44        0.94$    4,397         55        1.25 $    3,993        100        2.50
  NOW and money market accounts 30,466       302        0.99    28,429        492        1.73     23,023        718        3.12
  Certificates of deposit       61,820     2,211        3.58    56,503      2,415        4.27     51,405      2,859        5.56
  Borrowings                    35,234     1,935        5.49    34,984      1,915        5.47     34,245      2,019        5.90
                               -------     -----               -------      -----                -------      -----
     Total interest-bearing
        liabilities            132,223     4,492        3.40   124,313      4,877        3.92    112,666      5,696        5.06
                              --------   -------       -----                -----        ----                 -----        ----

Other liabilities                6,684                           5,879                             5,562
                             ---------                       ---------                         ---------

     Total liabilities         138,907                         130,192                           118,228

Shareholders' equity            16,076                          16,281                            17,882
                              --------                        --------                          --------

     Total liabilities and
       shareholders' equity   $154,983                        $146,473                          $136,110
                               =======                         =======                           =======

Net interest-earning assets  $  16,569                       $  16,213                         $  17,138
                              ========                        ========                          ========
Net interest income                       $4,177                           $4,517                            $4,187
                                           =====                            =====                             =====
Interest rate spread (3)                                2.43%                            2.76%                             2.55%
                                                    ========                         ========                          ========
Net yield on weighted-average
  interest-earning assets (4)                           2.81%                            3.21%                             3.23%
                                                    ========                         ========                          ========
Average interest-earning assets
  to average interest-bearing
  liabilities                                         112.53%                          113.04%                           115.21%
                                                      ======                            ======                           ======
Adjustment of interest income on
  tax-exempt securities to a
  tax-equivalent basis                    $   67                           $   68                            $   52
                                          ======                           ======                            ======

---------------------------
(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)  Comprised of total loans less undisbursed loans in process.
(3) Interest rate spread is calculated by subtracting weighted-average interest rate cost from weighted-average interest rate yield for the period indicated.
(4) The net yield on weighted-average interest-earning assets is calculated by dividing net interest income by weighted-average interest-earning assets for the period indicated.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.


                                                                            Year ended December 31,
                                                             2003 vs. 2002                          2002 vs. 2001
                                                          Increase                             Increase
                                                         (decrease) (decrease)
                                                           due to due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest-earning assets:
  Interest-earning deposits                          $   27     $  (48)    $  (21)          $  67    $  (204)     $(137)
  Mortgage-backed securities                            331       (114)       217             165        (68)        97
  Investment securities                                 105        (80)        25              27        (43)       (16)
  Loans receivable                                     (342)      (583)      (925)            372       (778)      (406)
  Stock in FHLB of Indianapolis                           3        (24)       (21)              1        (28)       (27)
                                                     ------      -----      -----           -----    -------      -----
     Total interest-earning assets                      124       (849)      (725)            632     (1,121)       489

Interest-bearing liabilities:
  Savings accounts                                        4        (15)       (11)              9        (54)       (45)
  NOW and money market accounts                          33       (223)      (190)            143       (369)      (226)
  Certificates of deposit                               214       (418)      (204)            264       (708)      (444)
  Borrowings                                             14          6         20              43       (147)      (104)
                                                      -----     ------      -----            ----     ------       ----
     Total interest-bearing liabilities                 265       (650)      (385)            459     (1,278)      (819)
                                                       ----       ----       ----             ---      -----       ----

Change in net interest income
  (fully taxable equivalent basis)                     (141)      (199)      (340)            173        157        330

Tax equivalent adjustment                                 1         -           1             (11)        (5)       (16)
                                                     ------        ---     ------            ----   --------      -----

Change in net interest income                         $(140)     $(199)     $(339)           $162    $   152      $ 314
                                                       ====       ====       ====             ===     ======       ====

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table (continued)

The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

The following table sets forth the weighted-average effective interest rate earned by the Company on its loan and investment portfolio, the weighted-average effective costs of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted-average interest-earning assets as of and for the three years ended December 31, 2003. Average balances are based on month-end average balances.

                                                               At December 31,                 Year ended December 31,
                                                                   2003                  2003         2002         2001

Weighted-average interest rate earned on:
  Interest-earning deposits                                       0.50%                 0.85%         1.29%        3.59%
  Mortgage-backed securities                                      3.46                  3.77          4.97         6.20
  Investment securities                                           4.89                  5.19          6.21         6.83
  Loans receivable                                                6.66                  6.75          7.30         8.00
  Stock in FHLB of Indianapolis                                   5.02                  4.86          6.02         7.45
     Total interest-earning assets                                5.50                  5.83          6.68         7.61

Weighted-average interest rate cost of:
  Savings accounts                                                1.02                  0.94          1.25         2.50
  NOW and money market accounts                                   0.95                  0.99          1.73         3.12
  Certificates of deposit                                         3.52                  3.58          4.27         5.56
  Borrowings                                                      5.43                  5.49          5.47         5.90
     Total interest-bearing liabilities                           3.22                  3.40          3.92         5.06

Interest rate spread (1)                                          2.28                  2.43          2.76         2.55

Net yield on weighted-average
  interest-earning assets (2)                                       N/A                 2.81          3.21         3.23



(1) Interest rate spread is calculated by subtracting weighted-average interest rate cost from weighted-average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on weighted-average interest-earning assets is calculated by dividing net interest income by weighted-average interest-earning assets for the period indicated. No net yield percentage is presented at December 31, 2003, because the computation of net yield is applicable only over a period rather than at a specific date.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset/Liability Management

The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Management of the Bank believes it is critical to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. Management of the Bank's assets and liabilities is done within the context of the marketplace, regulatory limitations and within limits established by the Board of Directors on the amount of change in NPV, which is acceptable given certain interest rate changes.

The Office of Thrift Supervision ("OTS") uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. As a part of its efforts to monitor its interest rate risk, the Bank utilizes the "net portfolio value" ("NPV") methodology to assess its exposure to interest rate risk. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. Presented below, as of September 30, 2003 (the latest available date) and December 31, 2002 is an analysis performed by the OTS of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments in accordance with OTS regulations. As illustrated in the tables, the Bank's NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of the Bank's investments, adjustable-rate mortgage loans (many of which have maximum per year adjustments of 1%), fixed-rate loans and mortgage-backed securities decline due to the rate increases. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

                                                        September 30, 2003
Change in
interest rate                              Net Portfolio Value                              NPV as % of PV of Assets
(Basis Points)             $ Amount             $ Change            % Change                   NPV Ratio       Change
                                    (In thousands)

     +300                    $15,299            $(1,086)               (7)%                   10.16%           (28 bp)
     +200                     16,162               (223)               (1)                    10.57             13 bp
     +100                     16,571                186                 1                     10.68             24 bp
      -                       16,385                 -                  -                     10.44              -
     -100                     15,517               (868)               (5)                     9.80            (64 bp)


                                                        December 31, 2002
Change in
interest rate                              Net Portfolio Value                              NPV as % of PV of Assets
(Basis Points)             $ Amount             $ Change            % Change                   NPV Ratio       Change
                                    (In thousands)

     +300                    $15,152              $(840)               (5)%                   10.09%           (15 bp)
     +200                     15,921                (71)                0                     10.44             20 bp
     +100                     16,332                340                 2                     10.57             33 bp
      -                       15,992                 -                 -                      10.24              -
     -100                     15,036               (956)               (6)                     9.55            (69 bp)


                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.


Liquidity and Capital Resources

The Company's primary sources of funds are deposits and borrowings, proceeds from principal and interest payments on loans, and proceeds from maturing securities. While maturities and scheduled amortization of loans are a relatively predictable source of funds, deposit flows and mortgage prepayments are generally influenced by general interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination of loans and the purchase of investment securities. During the years ended December 31, 2003, 2002 and 2001, the Company originated mortgage loans and commercial loans totaling $51.1 million, $40.3 million and $54.3 million, respectively. The Company originated consumer loans of $5.7 million, $5.3 million and $6.8 million, in 2003, 2002 and 2001, respectively. The Company purchased loans totaling $1.8 million in 2003, $171,000 in 2002 and $499,000 in 2001. Loan repayments totaled $57.8 million, $46.7 million and $51.4 million for 2003, 2002 and 2001, respectively.

During the years ended December 31, 2003, 2002 and 2001, the Company purchased investment and mortgage-backed securities in the amounts of $40.7 million, $17.8 million and $1.6 million, respectively. Sales or maturities of such securities held by the Company and repayments on mortgage-backed or other asset-backed securities totaled $26.7 million, $9.4 million and $5.1 million for 2003, 2002 and 2001, respectively.

Deposits grew by $5.4 million from December 31, 2002 to December 31, 2003, and by $14.4 million from December 31, 2001 to December 31, 2002.

Cash and cash equivalents increased by $886,000 over December 31, 2002 to 2003 and $4.7 million over December 31, 2001 to December 31, 2002.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

The following table sets forth information regarding the Company's obligations and commitments to make future payments under contract as of December 31, 2003.

                                                                        Payments due by period
                                                            Less                                      More
                                                            than           1-3          3-5           than
                                                           1 year         years        years        5 years       Total
                                                                                  (In thousands)

Contractual obligations:
  Advances from the Federal Home Loan
    Bank and other borrowings                             $  3,900      $  6,450     $  2,806      $22,790      $35,946
  Certificates of deposit                                   29,261        17,754       10,861           -        57,876

Amount of commitments expiration per period Commitments to originate loans:
    One- to four-family residential loans                      850            -            -            -           850
    Home equity/commercial lines of credit                   9,487            -            -            -         9,487
    Home equity/commercial lines of credit                   9,487            -            -            -         9,487
    Letters of credit                                        2,670            -            -            -         2,670
                                                           -------       -------      -------      -------    ---------

         Total contractual obligations                     $48,819       $24,204      $13,667      $22,790     $109,480
                                                            ======        ======       ======       ======      =======


The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Based upon historical deposit flow data, the Company's competitive pricing in its market and management's experience, management believes that a significant portion of maturing certificates of deposit will remain with the Company.

Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned. At December 31, 2003 and 2002, the Company had outstanding FHLB advances of $34.0 million and $33.8 million, respectively.

Pursuant to OTS capital regulations, the Bank must currently meet a 1.5% tangible capital requirement, a 4.0% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8.0%. At December 31, 2003, the Bank's tangible capital and leverage ratios were both 10.9%, and its risk-based capital to risk-weighted assets ratio was 19.4%. Therefore, at December 31, 2003, the Bank's capital significantly exceeded all of the capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and the Bank's capital ratios as of December 31, 2003.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Liquidity and Capital Resources (continued)

                                             OTS Requirement                         The Bank's Capital Level
                                        % of                                % of                                 Amount
                                       Assets           Amount            Assets (1)         Amount           of excess
                                                                   (Dollars in thousands)

Tangible capital                         1.5%           $2,350           10.9%              $17,044             $14,694
Core capital (2)                         4.0             6,266           10.9                17,044              10,778
Risk-based capital                       8.0             7,526           19.4                18,225              10,699



(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) OTS regulations require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% for all other savings associations.

(3) The Bank's risk-based capital includes $1.5 million of general valuation allowances.

As of December 31, 2003, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Bank's liquidity, capital resources or results of operations.

Off-Balance Sheet Arrangements

As of the date of this Annual Report, the Company does not have any off-balance sheets arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Logansport Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Logansport Financial Corp. as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Logansport Financial Corp. as of December 31, 2003 and 2002, and the consolidated results of its operations, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.




Cincinnati, Ohio
January 30, 2004

                           LOGANSPORT FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           December 31, 2003 and 2002
                        (In thousands, except share data)


         ASSETS                                                                                     2003             2002

Cash and due from banks                                                                      $       707      $       778
Interest-bearing deposits in other financial institutions                                         13,696           12,739
                                                                                                --------         --------
         Cash and cash equivalents                                                                14,403           13,517

Investment securities designated as available for sale - at market                                12,242            8,060
Mortgage-backed securities designated as available for sale - at market                           20,307           11,009
Loans receivable - net                                                                           102,353          110,386
Office premises and equipment - at depreciated cost                                                1,694            1,767
Federal Home Loan Bank stock - at cost                                                             2,080            2,003
Investment in real estate limited partnership                                                        950            1,026
Accrued interest receivable on loans                                                                 409              410
Accrued interest receivable on mortgage-backed securities                                             70               49
Accrued interest receivable on investments and interest-bearing deposits                             166              107
Prepaid expenses and other assets                                                                    164               80
Cash surrender value of life insurance                                                             1,343            1,317
Deferred income tax asset                                                                            619              364
Prepaid income taxes                                                                                  24                4
                                                                                             -----------     ------------

         Total assets                                                                           $156,824         $150,099
                                                                                                 =======          =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                        $103,757        $  98,325
Advances from the Federal Home Loan Bank                                                          34,027           33,836
Notes payable                                                                                      1,919            1,793
Accrued interest and other liabilities                                                               765              772
                                                                                              ----------       ----------
         Total liabilities                                                                       140,468          134,726

Commitments                                                                                           -                -

Shareholders' equity
  Preferred stock - no par value, 2,000,000 shares authorized; none issued                            -                -
  Common stock - no par value, 5,000,000 shares authorized; 877,444 and 848,958 shares at aggregate value issued and outstanding at
    December 31, 2003 and 2002, respectively                                                       1,824            1,446
  Retained earnings - restricted                                                                  14,445           13,444
  Less shares acquired by stock benefit plan                                                         (23)             (44)
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                                     110              527
                                                                                              ----------       ----------
         Total shareholders' equity                                                               16,356           15,373
                                                                                                --------         --------

         Total liabilities and shareholders' equity                                             $156,824         $150,099
                                                                                                 =======          =======


The accompanying notes are an integral part of these statements.


                           LOGANSPORT FINANCIAL CORP.

                       CONSOLIDATED STATEMENTS OF EARNINGS

              For the years ended December 31, 2003, 2002 and 2001
                        (In thousands, except share data)


                                                                                           2003         2002         2001

Interest income
  Loans                                                                                  $7,390       $8,315       $8,721
  Investment securities                                                                     399          373          405
  Mortgage-backed securities                                                                611          394          297
  Interest-bearing deposits and other                                                       202          244          408
                                                                                         ------       ------       ------
         Total interest income                                                            8,602        9,326        9,831

Interest expense
  Deposits                                                                                2,557        2,962        3,677
  Borrowings                                                                              1,935        1,915        2,019
                                                                                          -----        -----        -----
         Total interest expense                                                           4,492        4,877        5,696
                                                                                          -----        -----        -----

         Net interest income                                                              4,110        4,449        4,135

Provision for losses on loans                                                               360          360          392
                                                                                         ------       ------       ------

         Net interest income after provision for losses on loans                          3,750        4,089        3,743

Other income
  Service charges on deposit accounts                                                       218          221          238
  Gain on sale of investment and mortgage-backed securities                                 286          101           -
  Gain on sale of loans                                                                     118           -            -
  Loss on investment in real estate partnership                                             (96)        (107)        (207)
  Other operating                                                                           135          137          191
                                                                                         ------       ------       ------
         Total other income                                                                 661          352          222

General, administrative and other expense
  Employee compensation and benefits                                                      1,409        1,297        1,115
  Occupancy and equipment                                                                   218          240          230
  Data processing                                                                           188          190          183
  Other operating                                                                           558          591          518
                                                                                         ------       ------       ------
         Total general, administrative and other expense                                  2,373        2,318        2,046
                                                                                          -----        -----        -----

         Earnings before income taxes                                                     2,038        2,123        1,919

Income taxes
  Current                                                                                   592          661          662
  Deferred                                                                                  (40)         (52)        (141)
                                                                                        -------      -------       ------
         Total income taxes                                                                 552          609          521
                                                                                         ------       ------       ------

         NET EARNINGS                                                                    $1,486       $1,514       $1,398
                                                                                          =====        =====        =====

         EARNINGS PER SHARE
           Basic                                                                          $1.72        $1.63        $1.29
                                                                                           ====         ====         ====

           Diluted                                                                        $1.68        $1.58        $1.27
                                                                                           ====         ====         ====


The accompanying notes are an integral part of these statements.





                           LOGANSPORT FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              For the years ended December 31, 2003, 2002 and 2001
                                 (In thousands)

                                                                                           2003         2002         2001

Net earnings                                                                             $1,486       $1,514       $1,398

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during the year, net of taxes (benefits) of $(117), $175 and $93 for the years
    ended December 31, 2003, 2002 and 2001, respectively                                   (228)         339          180
  Reclassification adjustment for realized gains included
    in earnings, net of taxes of $97 and $34 for the years
    ended December 31, 2003 and 2002, respectively                                         (189)         (67)          -
                                                                                         ------      -------        -----

Comprehensive income                                                                     $1,069       $1,786       $1,578
                                                                                          =====        =====        =====

Accumulated comprehensive income                                                        $   110      $   527      $   255
                                                                                         ======       ======       ======



The accompanying notes are an integral part of these statements.



                           LOGANSPORT FINANCIAL CORP.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended December 31, 2003, 2002 and 2001
                        (In thousands, except share data)

                                                                                                   Unrealized
                                                                                     Shares      gains (losses)
                                                                                    acquired      on securities
                                                                                    by stock      designated as
                                                            Common      Retained     benefit        available
                                                             stock      earnings      plan          for sale        Total

Balance at January 1, 2001                                  $5,515       $11,526     $(103)          $  75        $17,013

Net earnings for the year ended December 31, 2001               -          1,398        -               -           1,398
Purchase of shares                                            (921)           -         -               -            (921)
Issuance of shares under stock option plan                     208            -         -               -             208
Unrealized gains on securities designated as
  available for sale, net of related tax effects                -             -         -              180            180
Amortization expense of stock benefit plan                      -             -         40              -              40
Cash dividends of $.48 per share                                -           (516)       -               -            (516)
                                                             -----      --------       ---              --       --------

Balance at December 31, 2001                                 4,802        12,408       (63)            255         17,402

Net earnings for the year ended December 31, 2002               -          1,514        -               -           1,514
Purchase of shares                                          (3,725)           -         -               -          (3,725)
Issuance of shares under stock option plan                     369            -         -               -             369
Unrealized gains on securities designated as
  available for sale, net of related tax effects                -             -         -              272            272
Amortization expense of stock benefit plan                      -             -         19              -              19
Cash dividends of $.52 per share                                -           (478)       -               -            (478)
                                                             -----      --------       ---             ---       --------

Balance at December 31, 2002                                 1,446        13,444       (44)            527         15,373

Net earnings for the year ended December 31, 2003               -          1,486        -               -           1,486
Issuance of shares under stock option plan                     378            -         -               -             378
Unrealized losses (net of realized gains) on securities
  designated as available for sale, net of related tax effects  -             -         -             (417)          (417)
Amortization expense of stock benefit plan                      -             -         21              -              21
Cash dividends of $.56 per share                                -           (485)       -               -            (485)
                                                             -----      --------       ---              --       --------

Balance at December 31, 2003                                $1,824       $14,445    $  (23)           $110        $16,356
                                                             =====        ======     =====             ===         ======



The accompanying notes are an integral part of these statements.



                           LOGANSPORT FINANCIAL CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended December 31, 2003, 2002 and 2001
                                 (In thousands)

                                                                                           2003         2002         2001
Cash flows from operating activities:
  Net earnings for the year                                                            $  1,486     $  1,514     $  1,398
  Adjustments to reconcile net earnings to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                                           112          108           99
    Amortization of premiums on investments and mortgage-backed securities                   79           41           31
    Amortization expense of stock benefit plan                                               21           19           40
    Federal Home Loan Bank stock dividends                                                  (77)          -            -
    Loans originated for sale in the secondary market                                    (6,192)          -            -
    Proceeds from the sale of loans in the secondary market                               6,257           -            -
    Gain on sale of loans                                                                   (65)          -            -
    Gain on sale of investment and mortgage-backed securities                              (286)        (101)          -
    Provision for losses on loans                                                           360          360          392
    Gain on sale of real estate acquired through foreclosure                                 (3)          -            -
    Loss on investment in real estate partnership                                            96          107          207
    Increase (decrease) in cash, due to changes in:
      Accrued interest receivable on loans                                                    1           35          103
      Accrued interest receivable on mortgage-backed securities                             (21)         (21)          13
      Accrued interest receivable on investments                                            (59)         (15)          15
      Prepaid expenses and other assets                                                     (84)           8          (24)
      Accrued interest and other liabilities                                                 (7)         (47)         (87)
      Federal income taxes
        Current                                                                             (20)         (33)          27
        Deferred                                                                            (40)         (52)        (141)
                                                                                      ---------    ---------     --------
         Net cash provided by operating activities                                        1,558        1,923        2,073

Cash flows provided by (used in) investing activities:
  Proceeds from sale of investment securities designated as available for sale            2,519          269           -
  Purchase of investment securities designated as available for sale                    (10,872)      (4,711)      (1,053)
  Proceeds from maturities of investment securities designated as available
    for sale                                                                              4,075        2,385        3,775
  Purchase of mortgage-backed securities designated as available for sale               (29,781)     (13,061)        (514)
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                                   14,819        5,036           -
  Principal repayments on mortgage-backed securities designated as
    available for sale                                                                    5,335        1,692        1,313
  Purchase of loans                                                                      (1,771)        (171)        (499)
  Proceeds from sales of loan participations                                              2,000           -           416
  Loan disbursements                                                                    (50,555)     (45,554)     (61,082)
  Principal repayments on loans                                                          57,846       46,675       51,430
  Investment in real estate partnership                                                     (94)         (96)        (104)
  Purchases of office premises and equipment                                                (39)         (72)         (59)
  Proceeds from sale of real estate acquired through foreclosure                            156           65           -
  Purchase of Federal Home Loan Bank stock                                                   -           (30)          -
  Increase in cash surrender value of life insurance policy                                 (26)         (26)         (57)
                                                                                      ---------    ---------    ---------
         Net cash used in investing activities                                           (6,388)      (7,599)      (6,434)
                                                                                        -------      -------      -------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                                    (4,830)      (5,676)      (4,361)
                                                                                        -------      -------      -------


                           LOGANSPORT FINANCIAL CORP.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

              For the years ended December 31, 2003, 2002 and 2001
                                 (In thousands)


                                                                                           2003         2002         2001
         Net cash used in operating and investing activities
           (subtotal brought forward)                                                  $ (4,830)    $ (5,676)    $ (4,361)

Cash flows provided by (used in) financing activities:
  Net increase in deposit accounts                                                        5,432       14,425        4,446
  Proceeds from Federal Home Loan Bank advances                                           4,445        9,950       12,750
  Repayment of Federal Home Loan Bank advances                                           (4,254)     (10,864)     (12,000)
  Proceeds from notes payable                                                               200          700           -
  Proceeds from the exercise of stock options                                               378          369          208
  Dividends on common stock                                                                (485)        (478)        (516)
  Purchase of shares                                                                         -        (3,725)        (921)
                                                                                        -------      -------     --------
         Net cash provided by financing activities                                        5,716       10,377        3,967
                                                                                        -------       ------      -------

Net increase (decrease) in cash and cash equivalents                                        886        4,701         (394)

Cash and cash equivalents at beginning of year                                           13,517        8,816        9,210
                                                                                         ------      -------      -------

Cash and cash equivalents at end of year                                                $14,403      $13,517     $  8,816
                                                                                         ======       ======      =======


Supplemental disclosure of cash flow information: Cash paid during the year for:
    Income taxes                                                                      $     540    $     617    $     590
                                                                                       ========     ========     ========

    Interest on deposits and borrowings                                                $  4,511     $  4,887     $  5,719
                                                                                        =======      =======      =======

Supplemental disclosure of noncash investing and financing activities:
   Recognition of mortgage servicing rights in accordance
     with SFAS No. 140                                                               $       53     $     -      $     -
                                                                                      =========      =======      =======

  Transfers from loans to real estate acquired
    through foreclosure                                                               $     153     $     -    $       65
                                                                                       ========      =======    =========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                              $    (228)   $     339    $     180
                                                                                       =========    ========     ========

The accompanying notes are an integral part of these statements.

                           LOGANSPORT FINANCIAL CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2003, 2002 and 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES

     Logansport Financial Corp. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the common stock of Logansport Savings Bank, FSB (the "Savings Bank"). The Savings Bank conducts a general banking business in north-central Indiana that consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

     The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

     The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

     1. Principles of Consolidation

     The  consolidated   financial   statements  include  the  accounts  of  the
     Corporation  and  its   subsidiary,   the  Savings  Bank.  All  significant
     intercompany balances and transactions have been eliminated.

     2. Investment and Mortgage-backed Securities

     The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to shareholders' equity. At December 31, 2003 and 2002, the Corporation had designated all investment and mortgage-backed securities as available for sale.

     Realized gains and losses on sales of securities are recognized using the specific identification method.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     3. Loans Receivable

     Loans held in portfolio are stated at the principal amount outstanding, adjusted for the allowance for loan losses. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

     During 2003, the Savings Bank initiated a program to originate and sell certain loans in the secondary market, to the Federal Home Loan Bank. Loans sold during 2003 totaled $6.2 million, which resulted in realized gains of $118,000.

     Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At December 31, 2003 and 2002, the Savings Bank had not identified any loans as held for sale.

     The Savings Bank accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Savings Bank recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

     SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Savings Bank, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

     The Savings Bank recorded amortization related to mortgage servicing rights totaling approximately $1,000 for the year ended December 31, 2003. At December 31, 2003, the fair value and carrying value of the Savings Bank's mortgage servicing rights totaled approximately $52,000.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     4. Loan Origination Fees

     The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

     5. Allowance for Loan Losses

     It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

     The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

     A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in nonresidential and multi-family residential real estate loans and commercial loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

     Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


     5. Allowance for Loan Losses (continued)

     The Savings Bank's impaired loan information is as follows at December 31:

                                                            2003                2002
                                                                (In thousands)

    Impaired loans with related allowance                   $658                $763
    Impaired loans with no related allowance                   -                  -
                                                           -----                  --

         Total impaired loans                               $658                $763
                                                             ===                 ===


                                                      2003         2002         2001
                                                              (In thousands)

    Allowance on impaired loans
      Beginning balance                               $352         $341      $   228
      Provision                                         -            11          113
      Transfer to general loan loss allowance          (28)          -            -
                                                      ----           --        -----
      Ending balance                                  $324         $352      $   341
                                                       ===          ===       ======

    Average balance of impaired loans                 $710         $871       $1,419
    Interest income recognized on impaired loans      $ -          $ -      $     37

     The allowance for impaired loans is included in the Savings Bank's overall allowance for credit losses. The provision necessary to increase this allowance is included in the Savings Bank's overall provision for losses on loans.

     6. Real Estate Acquired Through Foreclosure

     Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded to operations if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

     7. Office Premises and Equipment

     Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to twenty years for building improvements and five to fifteen years for furniture and equipment. An accelerated method is used for tax reporting purposes.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     8. Investment in Real Estate Limited Partnership

     During 1997, the Corporation invested $1.5 million in a real estate limited partnership for the purpose of constructing and managing residential real estate apartments for low and moderate income residents. The investment reflects a 49.5% participation in the partnership and is accounted for by the Savings Bank using the equity method. The Savings Bank realized after-tax losses from the investment of approximately $55,000, $62,000 and $119,000 during the years ended December 31, 2003, 2002 and 2001, respectively, as well as federal income tax credits of approximately $182,000 for each of the years ended December 31, 2003, 2002 and 2001. This affordable housing project is expected to generate tax credits for the Savings Bank in future years. Of the Savings Bank's total letters of credit of $2.7 million at December 31, 2003, $1.5 million relate to financial guarantees of this limited partnership. Each of these letters of credit is fully collateralized by the partnership's investment in real estate properties.

     9. Income Taxes

     The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

     Deferral of income taxes results primarily from the different methods of accounting for certain benefit plans, the real estate partnership investment, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

     10. Benefit Plans

     Employees of the Savings Bank participate in a defined benefit pension plan (the "Plan") to which contributions are made for the benefit of the employees. Contributions are determined to cover the normal cost of pension benefits, the one-year cost of the pre-retirement death and disability benefits and the amortization of any unfunded accrued liabilities.

     The Plan sponsor has advised the Savings Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions." In accordance with SFAS No. 87, net pension cost is recognized for any required contribution for the period. A liability is recognized for any contributions due and unpaid. Contributions totaling approximately $116,000 and $31,000 were required to fund the pension liability during the years ended December 31, 2003 and 2002, respectively. No contributions were necessary during the year ended December 31, 2001. The provision for pension expense was computed by the Plan's actuaries by utilizing the projected unit credit cost method and assuming a 7.5% return on Plan assets.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     10. Benefit Plans (continued)

     The Savings Bank has purchased life insurance policies on certain officers and directors. The insurance policies had an approximate cash surrender value of $1.3 million at December 31, 2003 and 2002. The Savings Bank has approved compensation arrangements that provide retirement benefits to certain officers and deferral of fees for directors covered by the policies. The benefit arrangement for one individual requires that the individual provide consulting services to the Savings Bank during the five-year period following retirement. The benefits to be paid, excluding amounts attributable to consulting, are being accrued from the date of approval of the arrangements to the date that full eligibility is attained. Expense related to the above-described plans totaled $70,000, $69,000 and $63,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

     The Savings Bank adopted the Logansport Savings Bank, FSB Employee Stock Ownership Plan and Trust Agreement ("ESOP") in 1995, for eligible employees of the Savings Bank. The ESOP will be funded by discretionary employer contributions made in cash, which will be invested in shares of the Corporation's common stock. No contributions were made to the ESOP during the years ended December 31, 2003, 2002 or 2001.

     In April 1996, the Corporation's shareholders approved the Logansport Savings Bank, FSB Recognition and Retention Plan and Trust ("RRP"), which provided for the acquisition of up to 52,900 shares of the Corporation's common stock for awards to management. Shares awarded to management under the RRP generally vest at a rate of 20% at the end of each full twelve months of service with the Savings Bank after the date of the award. During 1996, the Savings Bank contributed $615,000 to the RRP for the purchase of 46,675 shares of the Corporation's common stock awarded to management and recorded the amount as unearned compensation. During 1998, the Savings Bank contributed $93,000 for the purchase of the 6,225 remaining allowable shares. Amortization expense under the RRP totaled $21,000, $19,000 and $40,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

     In April 1999, the Savings Bank implemented a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are subject to matching by the Savings Bank. The Savings Bank's expense related to the plan totaled approximately $26,000, $23,000 and $19,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

     11. Earnings Per Share

     Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock option. The computations were as follows for the years ended December 31:

                                                                                  2003              2002             2001

    Weighted-average common shares outstanding (basic)                         864,026           929,488        1,084,377

    Dilutive effect of assumed exercise of stock options                        21,486            28,647           19,946
                                                                              --------          --------      -----------

    Weighted-average common shares outstanding (diluted)                       885,512           958,135        1,104,323
                                                                               =======           =======        =========

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     11. Earnings Per Share (continued)

     Options to purchase 2,500 shares of common stock with a weighted-average exercise price of $13.75 were outstanding at December 31, 2001, but were excluded from the computation of diluted earnings per share for 2001 because their exercise prices were greater than the average market price of the common shares.

     The Corporation had no anti-dilutive securities at December 31, 2003 or 2002.

     12. Stock Option Plans

     Stockholders of the Corporation have approved two stock option plans. The 1996 Plan provided for the issuance of 132,250 shares of common stock at an exercise price equal to the fair value at the date of grant. The 1999 Plan provided for the issuance of 115,000 shares of common stock at an exercise price equal to the fair value at the date of grant.

     The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

     The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, there would have been no material effect on the Corporation's net earnings and earnings per share.

     A summary of the status of the Corporation's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:

                                                             2003                    2002                    2001
                                                                Weighted-               Weighted-               Weighted-
                                                                  average                 average                 average
                                                                 exercise                exercise                exercise
                                                        Shares      price       Shares      price       Shares      price

    Outstanding at beginning of year                    79,136     $10.63      106,796     $10.61      125,915     $10.59
    Granted                                                 -           -           -           -           -           -
    Exercised                                          (28,486)     10.76      (27,660)     10.53      (15,463)     10.53
    Forfeited                                               -           -           -           -       (3,656)     10.53
                                                       -------     ------      -------     ------      -------     ------

    Outstanding at end of year                          50,650     $10.56       79,136     $10.63      106,796     $10.61
                                                       =======     ======      =======     ======      =======     ======

    Options exercisable at year-end                     50,650     $10.56       78,636     $10.61      105,796     $10.58
                                                       =======     ======      =======     ======      =======     ======

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     12. Stock Option Plans (continued)

     The following information applies to options outstanding at December 31, 2003:

     Number outstanding                                          50,650
     Range of exercise prices                           $10.53 - $13.75
     Weighted-average exercise price                             $10.56
     Weighted-average remaining contractual life              2.3 years

     13. Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than 90 days.

     14. Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

     The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

     The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 2003 and 2002:

          Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

          Investment  and   mortgage-backed   securities:   For  investment  and
          mortgage-backed securities, fair value is deemed to equal the quoted market price.

          Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate, commercial and consumer. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

          Federal  Home Loan Bank stock:  The carrying  amount  presented in the
          consolidated   statements   of   financial   condition  is  deemed  to
          approximate fair value.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     14. Fair Value of Financial Instruments (continued)

          Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 2003 and 2002. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

          Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

          Notes  Payable:   The  fair  value  of  notes  payable  is  deemed  to
          approximate the carrying value.

          Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2003 and 2002, the difference between the fair value and notional amount of loan commitments was not material.

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

                                                                               2003                          2002
                                                                   Carrying           Fair        Carrying          Fair
                                                                      value          value           value         value
                                                                                        (In thousands)
    Financial assets
      Cash and cash equivalents                                   $  14,403      $  14,403       $  13,517      $  13,517
      Investment securities                                          12,242         12,242           8,060          8,060
      Mortgage-backed securities                                     20,307         20,307          11,009         11,009
      Loans receivable                                              102,353        102,874         110,386        111,830
      Federal Home Loan Bank stock                                    2,080          2,080           2,003          2,003
                                                                  ---------      ---------       ---------      ---------

                                                                   $151,385       $151,906        $144,975       $146,419
                                                                    =======        =======         =======        =======

    Financial liabilities
      Deposits                                                     $103,757       $105,333       $  98,325      $  99,510
      Advances from the Federal Home Loan Bank                       34,027         34,219          33,836         34,084
      Notes payable                                                   1,919          1,919           1,793          1,793
                                                                  ---------      ---------       ---------      ---------

                                                                   $139,703       $141,471        $133,954       $135,387
                                                                    =======        =======         =======        =======

     15. Advertising

     Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $64,000, $68,000 and $56,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     16. Reclassifications

     Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

     17. Effects of Recent Accounting Pronouncements

     In June 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, as required, without material effect on the Corporation's financial condition or results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. Management adopted SFAS No. 148 effective January 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation has financial letters of credit which require the Corporation to make payment if the customer's financial condition deteriorates, as defined in the agreements. FIN 45 requires the Corporation to record an initial liability, generally equal to the fees received for these letters of credit when guaranteeing obligations. FIN 45 applies prospectively to letters of credit the Corporation issues or modifies subsequent to December 31, 2002. Management adopted FIN 45 effective January 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


     17. Effects of Recent Accounting Pronouncements (continued)

     requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management adopted FIN 46 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

     The guidance in Statement 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

     SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management adopted SFAS No. 150 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities designated as available for sale at December 31, 2003 and 2002, are as follows:

                                                                                            2003
                                                                                   Gross             Gross      Estimated
                                                                Amortized     unrealized        unrealized           fair
                                                                     cost          gains            losses          value
                                                                                       (In thousands)

    U.S. Government agency obligations                           $  8,867          $  40             $  95       $  8,812
    State and municipal obligations                                 3,074            141                 3          3,212
    FHLMC stock                                                         4            214                -             218
                                                               ----------            ---                --       --------

         Total investment securities                              $11,945           $395             $  98        $12,242
                                                                   ======            ===              ====         ======


                                                                                            2002
                                                                                   Gross             Gross      Estimated
                                                                Amortized     unrealized        unrealized           fair
                                                                     cost          gains            losses          value
                                                                                       (In thousands)

    U.S. Government agency obligations                             $3,051          $  71            $    2         $3,120
    State and municipal obligations                                 3,028            204                -           3,232
    Corporate debt obligations                                        907             76                -             983
    Preferred stock                                                   500              3                -             503
    FHLMC stock                                                         4            218                -             222
                                                                 --------            ---                --         ------

         Total investment securities                               $7,490           $572            $    2         $8,060
                                                                    =====            ===             =====          =====

     The amortized cost and estimated fair value of investment securities by term to maturity at December 31 are shown below.

                                                                     2003                                2002
                                                                           Estimated                            Estimated
                                                         Amortized              fair           Amortized             fair
                                                              cost             value                cost            value
                                                                                   (In thousands)

    Due in one year or less                               $  3,057          $  3,080             $   575          $   582
    Due after one year through three years                     102               110               2,068            2,149
    Due after three years through five years                 3,039             3,030                 657              688
    Due after five years through ten years                   4,538             4,530               2,382            2,545
    Due after ten years                                      1,205             1,274               1,304            1,371
                                                           -------           -------               -----            -----
                                                            11,941            12,024               6,986            7,335

    Preferred stock                                             -                 -                  500              503
    FHLMC stock                                                  4               218                   4              222
                                                        ----------          --------            --------           ------

                                                           $11,945           $12,242              $7,490           $8,060
                                                            ======            ======               =====            =====

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

     Proceeds from sales of investment securities available for sale during the year ended December 31, 2003, totaled $2.5 million, resulting in gross realized gains of $165,000. Proceeds from sales of investment securities available for sale during the year ended December 31, 2002, totaled $269,000, resulting in gross realized gains of $17,000.

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 2003 and 2002 are presented below.

                                                                                          2003
                                                                                 Gross             Gross        Estimated
                                                            Amortized       unrealized        unrealized             fair
                                                                 cost            gains            losses            value
                                                                                     (In thousands)

    Federal Home Loan Mortgage
      Corporation participation certificates                $     588           $    7            $    5        $     590
    Government National Mortgage
      Association participation certificates                   15,702               24               164           15,562
    Federal National Mortgage
      Association participation certificates                    3,960               41                30            3,971
    Small Business Administration
      participation certificates                                  187               -                  3              184
                                                             --------               --             -----         --------

         Total mortgage-backed securities                     $20,437            $  72              $202          $20,307
                                                               ======             ====               ===           ======

                                                                                          2002
                                                                                 Gross             Gross        Estimated
                                                            Amortized       unrealized        unrealized             fair
                                                                 cost            gains            losses            value
                                                                                     (In thousands)

    Federal Home Loan Mortgage
      Corporation participation certificates                $     548            $  30              $ -         $     578
    Government National Mortgage
      Association participation certificates                    6,919              148                -             7,067
    Federal National Mortgage
      Association participation certificates                    2,357               51                -             2,408
    Federal Housing Authority participation
      certificates                                                641                5                -               646
    Small Business Administration
      participation certificates                                  314               -                  4              310
                                                             --------               --            ------         --------

         Total mortgage-backed securities                     $10,779             $234           $     4          $11,009
                                                               ======              ===            ======           ======


                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

     The amortized cost and estimated fair value of mortgage-backed securities at December 31, 2003 and 2002, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                       2003                              2002
                                                                             Estimated                          Estimated
                                                            Amortized             fair         Amortized             fair
                                                                 cost            value              cost            value
                                                                                   (In thousands)

      Due within one year                                    $  3,857         $  3,840          $  1,962         $  2,000
      Due after one year to three years                         4,806            4,772             1,748            1,790
      Due after three years to five years                       2,990            2,968             1,035            1,060
      Due after five years to ten years                         4,070            4,042             1,754            1,793
      Due after ten years                                       4,714            4,685             4,280            4,366
                                                              -------          -------           -------          -------

         Total mortgage-backed securities                     $20,437          $20,307           $10,779          $11,009
                                                               ======           ======            ======           ======

     Proceeds from sales of mortgage-backed securities available for sale during the year ended December 31, 2003, totaled $14.8 million, resulting in gross realized gains of $121,000. Proceeds from sales of mortgage-backed securities available for sale during the year ended December 31, 2002, totaled $5.0 million, resulting in gross realized gains of $84,000.

     The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2003:


                                 Less than 12 months              12 months or longer                     Total
    Description of            Number of  Fair  Unrealized    Number of   Fair  Unrealized     Number of   Fair   Unrealized
      securities            investments  value   losses    investments   value   losses     investments   value    losses
                                                                (Dollars in thousands)

    U.S. Government
      agency obligations          13 $  4,281    $  95           -       $-        $-            13   $  4,281      $  95
    State and municipal
      obligations                  2      237        3           -        -         -             2        237          3
    Mortgage-backed
      securities                   9   16,986      200           2       151         2           11     17,137        202
                                 ---   ------      ---           -       ---     -----           --     ------        ---

    Total temporarily
      impaired securities         24  $21,504     $298           2      $151    $    2           26    $21,655       $300
                                  ==   ======      ===           =       ===     =====           ==     ======        ===

     Management has the intent and ability to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE C - LOANS RECEIVABLE

     The composition of the loan portfolio at December 31 is as follows:

                                                         2003              2002
                                                             (In thousands)
    Residential real estate
      One- to four-family residential               $  51,208         $  61,717
      Multi-family residential                          1,094             1,606
      Construction                                        870             1,317
    Nonresidential real estate and land                22,910            20,557
    Commercial                                         12,931            10,924
    Commercial leases                                   4,000             4,352
    Consumer and other                                 11,291            11,694
                                                     --------          --------
                                                      104,304           112,167

    Less:
      Undisbursed portion of loans in process             200               323
      Allowance for loan losses                         1,751             1,458
                                                    ---------         ---------

                                                     $102,353          $110,386
                                                      =======           =======

     The Savings Bank's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprised approximately $53.0 million, or 52%, of the total loan portfolio at December 31, 2003, and $64.3 million, or 58%, of the total loan portfolio at December 31, 2002. Approximately 75% of these loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. The remaining 25% of these loans have been underwritten with original loan-to-value ratios of greater than 80%. The Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north-central Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

     The Savings Bank has sold whole loans and participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $6.1 million at December 31, 2003. The Savings Bank had no loans serviced for others at December 31, 2002.

     In the normal course of business, the Savings Bank has made loans to its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to directors, officers and their related interests totaled approximately $2.0 million and $1.7 million at December 31, 2003 and 2002, respectively.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses for the year ended December 31 is as follows:

                                            2003         2002         2001
                                                    (In thousands)

    Beginning balance                     $1,458       $1,132      $   760
    Provision for losses on loans            360          360          392
    Charge-offs of loans - net               (67)         (34)         (20)
                                         -------      -------      -------

    Ending balance                        $1,751       $1,458       $1,132
                                           =====        =====        =====

     At December 31, 2003, the Savings Bank's allowance for loan losses included a specific allowance of $200,000, related to impaired and nonaccrual loans, and a general loan loss allowance of $1.6 million, which is includible as a component of regulatory risk-based capital.

     At December 31, 2003, 2002 and 2001, the Savings Bank had loans of $1.5 million, $1.5 million and $1.9 million, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay. At December 31, 2003 and 2002, nonaccrual loans include certain loans that had been identified as impaired under SFAS No. 114. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $115,000, $126,000 and $41,000 for the years ended December 31, 2003, 2002 and 2001, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at December 31:

                                                           2003           2002
                                                             (In thousands)

    Land                                                $   203        $   203
    Buildings and improvements                            1,766          1,766
    Furniture and equipment                                 523            500
                                                         ------         ------
                                                          2,492          2,469
    Less accumulated depreciation and amortization         (798)          (702)
                                                         ------         ------

                                                         $1,694         $1,767

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:

    Deposit type and weighted-average
    interest rate                                                                                2003              2002
                                                                                                      (In thousands)
    NOW accounts
      2003 - 0.77%                                                                          $  17,021
      2002 - 0.80%                                                                                              $15,625
    Passbook and club accounts
      2003 - 1.02%                                                                              4,635
      2002 - 1.10%                                                                                                4,281
    Money market deposit accounts
      2003 - 1.11%                                                                             20,187
      2002 - 1.23%                                                                                               18,766
    Non-interest bearing accounts                                                               4,038             3,049
                                                                                              -------           -------

        Total demand, transaction and passbook deposits                                        45,881            41,721

    Certificates of deposit
     Original maturities of:
        Less than 12 months
          2003 - 1.11%                                                                          5,866
          2002 - 1.78%                                                                                            6,566
        12 months to 18 months
          2003 - 1.78%                                                                          8,662
          2002 - 3.40%                                                                                           14,605
        24 months to 30 months
          2003 - 4.26%                                                                         19,762
          2002 - 4.58%                                                                                           20,674
        More than 30 months
          2003 - 4.48%                                                                         15,555
          2002 - 5.05%                                                                                            7,810
      Individual retirement accounts
        2003 - 3.51%                                                                            8,031
        2002 - 4.76%                                                                                              6,949
                                                                                        -------------           -------

      Total certificates of deposit                                                            57,876            56,604
                                                                                             --------            ------

      Total deposits                                                                         $103,757           $98,325
                                                                                              =======            ======

    At December 31, 2003 and 2002, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $9.9 million and $9.0 million, respectively.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001



NOTE F - DEPOSITS (continued)

     Interest expense on deposits for the year ended December 31 is summarized as follows:

                                                                                      2003            2002           2001
                                                                                                (In thousands)

    Passbook accounts                                                             $     44        $     55        $   100
    NOW and money market deposit accounts                                              303             492            718
    Certificates of deposit                                                          2,210           2,415          2,859
                                                                                     -----           -----          -----

                                                                                    $2,557          $2,962         $3,677
                                                                                     =====           =====          =====

     Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                                                                    2003             2002
                                                                                                       (In thousands)

    Less than one year                                                                           $29,261          $27,803
    One year to three years                                                                       17,754           22,211
    Over three years                                                                              10,861            6,590
                                                                                                  ------          -------

                                                                                                 $57,876          $56,604
                                                                                                  ======           ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

     Advances from the Federal Home Loan Bank, collateralized at December 31, 2003 by a blanket pledge of residential mortgage loans totaling $47.2 million and pledges of certain securities totaling $7.0 million are summarized as follows:

                                                 Maturing year                                         December 31,
    Interest rate range                       ending December 31,                                2003                2002
                                                                                                  (Dollars in thousands)

    3.02%                                            2003                                    $     -             $  1,000
    5.94%                                            2004                                       3,000               3,000
    5.10% - 6.75%                                    2005                                       4,200               4,200
    1.89% - 5.30%                                    2006                                       2,250               1,500
    2.36% - 5.72%                                    2007                                       2,581               2,536
    2.71%                                            2008                                         225                  -
    3.57% - 5.32%                                    2009                                       1,471               1,600
    3.30% - 5.99%                                    2010                                      17,300              17,000
    4.75%                                            2011                                       2,000               2,000
    4.90%                                            2012                                       1,000               1,000
                                                                                              -------             -------

                                                                                              $34,027             $33,836
                                                                                               ======              ======

    Weighted-average interest rate                                                               5.47%               5.53%
                                                                                                 ====                ====


                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK (continued)

     Advances totaling approximately $26.0 million are subject to interest rate increases at the discretion of the Federal Home Loan Bank. Such advances can be repaid by the Savings Bank upon the enactment of such interest rate adjustments.


NOTE H - NOTES PAYABLE

     At December 31, 2003 and 2002, notes payable included borrowings totaling $1.0 million and $1.1 million, respectively, which were secured by the Savings Bank's investment in a real estate limited partnership. The average interest rate on the borrowing was 1.66% and 1.88% at December 31, 2003 and 2002, respectively. The borrowings will mature in 2009.

     During 2002, the Corporation established a line of credit with another financial institution to partially finance share repurchases. The Corporation can borrow up to $1.5 million on the line of credit, which matures October 3, 2004. The Corporation had an outstanding balance of $900,000 and $700,000 at December 31, 2003 and 2002, respectively. Interest is payable quarterly at national prime less .50%, which amounted to 3.50% and 3.75% at December 31, 2003 and 2002, respectively. The line of credit is secured by a pledge of the Corporation's investment in the stock of the Savings Bank.


NOTE I - INCOME TAXES

     The provision for income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:

                                                                                      2003            2002           2001
                                                                                                 (In thousands)

    Federal income taxes computed at the statutory rate                               $693            $722           $652
    Increase (decrease) in taxes resulting from:
      Tax exempt interest                                                              (54)            (46)           (42)
      Increase in cash surrender value of life insurance                                (9)             (9)           (19)
      Real estate partnership tax credits                                             (182)           (182)          (182)
      State income tax provision                                                       107             124            113
      Other                                                                             (3)             -              (1)
                                                                                     -----              --          -----

    Income tax provision per consolidated financial statements                        $552            $609           $521
                                                                                       ===             ===            ===



                           LOGANSPORT FINANCIAL CORP.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 2003, 2002 and 2001


NOTE I - INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax asset at December 31 is as follows:

    Taxes (payable) refundable on temporary                                                         2003             2002
    differences at statutory rate:                                                                     (In thousands)

    Deferred tax assets:
      Other than temporary declines in investment securities                                    $     23            $  23
      Retirement expense                                                                             260              235
      General loan loss allowance                                                                    659              535
      Benefit plan expense                                                                            77               85
      Deferred loan fees                                                                              30               40
                                                                                                 -------             ----
         Total deferred tax assets                                                                 1,049              918

    Deferred tax liabilities:
      State income taxes                                                                             (60)             (57)
      Percentage of earnings bad debt deduction                                                       -               (12)
      Unrealized gains on securities designated as available for sale                                (57)            (273)
      Loss on investment in real estate partnership                                                 (199)            (163)
      Book versus tax depreciation                                                                   (53)             (49)
      Mortgage servicing rights                                                                      (22)              -
      FHLB stock dividends                                                                           (39)              -
                                                                                                 -------               --
         Total deferred tax liabilities                                                             (430)            (554)
                                                                                                  ------              ---

         Net deferred tax asset                                                                  $   619             $364
                                                                                                  ======              ===

     Prior to 1997, the Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.7 million as of December 31, 2003. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $580,000 at December 31, 2003.

     The Savings Bank was required to recapture as taxable income approximately $220,000, representing its post-1987 percentage of earnings bad debt deductions. The Savings Bank had provided deferred taxes for this amount and was permitted by such legislation to recapture such income over a six-year period, which commenced in 1998. At December 31, 2003, the amount was fully recaptured and, as a result, deferred taxes relating to this item were eliminated.


NOTE J - COMMITMENTS

     The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE J - COMMITMENTS (continued)

     The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments.  The  Savings  Bank uses the same  credit  policies  in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

     At December 31, 2003, the Savings Bank had outstanding commitments of approximately $650,000 to originate residential one- to four-family loans and $393,000 to sell one-to-four family loans. The Savings Bank also had outstanding commitments of approximately $1.4 million to originate non-residential real estate loans and approximately $1.3 million to originate commercial loans at December 31, 2003. Additionally, the Savings Bank had unused lines of credit under home equity loans and commercial loans of approximately $1.2 million and $8.3 million, respectively, at December 31, 2003. Finally, the Savings Bank had commitments under standby letters of credit totaling $2.7 million at December 31, 2003. Standby letters of credit are conditional commitments issued by the Savings Bank to guarantee the performance of a customer to a third party. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2003, and will be funded from normal cash flow from operations.

     The Corporation adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), on January 1, 2003. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the Interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation issues financial and performance letters of credit. Financial letters of credit require the Corporation to make payment if the customer's financial condition deteriorates, as defined in the agreements. Performance letters of credit require the Corporation to make payments if the customer fails to perform certain non-financial contractual obligations. The approximate terms of these letters of credit are seven years to ten years for financial letters of credit and one year to five years for performance letters of credit. Prior to the adoption of FIN 45, the Corporation did not record a liability, other than for deferred fees received, when guaranteeing obligations unless it became probable that the Corporation would have to perform under the guarantee. The Corporation defines the fair value of these letters of credit as the fees received from the customer.

     The maximum potential undiscounted amount of future payments of these letters of credit as of December 31, 2003 is $2.7 million, of which approximately $716,000, $506,000, $623,000 and $835,000 expires in the years ended  December  31, 2004,  2005,  2007 and 2008,  respectively.  The
     Corporation obtains collateral, such as real estate or liens on their customers' assets, for these letters of credit. The Corporation expects that the estimated proceeds obtained on liquidation of collateral would cover approximately 100 percent of the maximum potential amount of future payments under a guarantee.

                           LOGANSPORT FINANCIAL CORP.

                        December 31, 2003, 2002 and 2001


NOTE K - REGULATORY CAPITAL

     The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

     During 2003, the OTS notified the Savings Bank that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Savings Bank must maintain minimum capital ratios as set forth in the following table.

     As of December 31, 2003 and 2002, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

    2003:                                                                                                 To be "well-
                                                                                                      capitalized" under
                                                                             For capital               prompt corrective
                                                      Actual                adequacy purposes          action provisions
                                                 Amount     Ratio           Amount    Ratio             Amount     Ratio
                                                                        (Dollars in thousands)

    Tangible capital                            $17,044     10.9%         ->$2,350    ->1.5%          ->$7,833     ->  5.0%

    Core capital                                $17,044     10.9%         ->$6,266    ->4.0%          ->$9,399     ->  6.0%

    Risk-based capital                          $18,225     19.4%         ->$7,526    ->8.0%          ->$9,408     ->10.0%


    2002:                                                                                                 To be "well-
                                                                                                      capitalized" under
                                                                             For capital               prompt corrective
                                                      Actual                adequacy purposes          action provisions
                                                 Amount     Ratio           Amount    Ratio             Amount     Ratio
                                                                        (Dollars in thousands)

    Tangible capital                            $15,466     10.3%         ->$2,244    ->1.5%          ->$7,480     ->  5.0%

    Core capital                                $15,466     10.3%         ->$5,984    ->4.0%          ->$8,975     ->  6.0%

    Risk-based capital                          $16,664     17.4%         ->$7,664    ->8.0%          ->$9,580     ->10.0%


                           Logansport Financial Corp.

                        December 31, 2003, 2002 and 2001


NOTE K - REGULATORY CAPITAL (continued)

     The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in its primary market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

     The Savings Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Corporation. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During 2001, the Savings Bank received OTS approval to make up to $2.0 million in capital distributions to the Corporation. Of this amount, dividend payments of $950,000 and $1,050,000 were paid in 2002 and 2001, respectively. During 2002, the Savings Bank received OTS approval to make up to $2.25 million in capital distributions to the Corporation, all of which was paid in 2002. The Savings Bank did not request OTS approval for payment of dividends or capital distributions to the Corporation in 2003 and no dividends were paid during the year ended December 31, 2003.


NOTE L - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP.

     The following condensed financial statements summarize the financial position of Logansport Financial Corp. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years ended December 31, 2003, 2002 and 2001.

                           LOGANSPORT FINANCIAL CORP.
                        STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2003 and 2002
                                 (In thousands)
    ASSETS                                                   2003              2002

    Cash and cash equivalents                           $     111        $       77
    Investment in subsidiary                               17,159            15,994
    Prepaid expenses and other                                122               123
                                                         --------          --------

          Total assets                                    $17,392           $16,194
                                                           ======            ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Notes payable                                       $     900         $     700
    Accrued expenses and other liabilities                    136               121
                                                         --------          --------
          Total liabilities                                 1,036               821

    Shareholders' equity
      Common stock                                          1,824             1,446
      Retained earnings                                    14,445            13,444
      Shares acquired by stock benefit plan                   (23)              (44)
      Unrealized gains on securities designated
        as available for sale, net                            110               527
                                                         --------          --------
          Total shareholders' equity                       16,356            15,373
                                                           ------            ------

          Total liabilities and shareholders' equity      $17,392           $16,194
                                                           ======            ======

                           LOGANSPORT FINANCIAL CORP.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 2003, 2002 and 2001


NOTE L - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP. (continued)

                           LOGANSPORT FINANCIAL CORP.
                             STATEMENTS OF EARNINGS
                  Years ended December 31, 2003, 2002 and 2001
                                 (In thousands)

                                                                                      2003            2002           2001
    Revenue
      Interest income                                                               $   -           $   -        $     14
      Equity in earnings of subsidiary                                               1,562           1,589          1,436
                                                                                     -----           -----          -----
         Total revenue                                                               1,562           1,589          1,450

    General and administrative expenses                                                126             115             77
                                                                                    ------          ------        -------

         Earnings before income tax credits                                          1,436           1,474          1,373

    Income tax credits                                                                 (50)            (40)           (25)
                                                                                   -------         -------        -------

         NET EARNINGS                                                               $1,486          $1,514         $1,398
                                                                                     =====           =====          =====


                           LOGANSPORT FINANCIAL CORP.
                            STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2003, 2002 and 2001
                                 (In thousands)

                                                                                      2003            2002           2001
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                     $1,486          $1,514         $1,398
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Excess distributions from (undistributed earnings of)
          consolidated subsidiary                                                   (1,562)          1,610            (86)
        Increase (decrease) in cash due to changes in:
          Accrued expenses and other liabilities                                        16              (5)             5
          Other                                                                          1             (29)           (70)
                                                                                  --------         -------        -------
         Net cash provided by (used in) operating activities                           (59)          3,090          1,247


    Cash flows provided by (used in) financing activities:
      Proceeds from notes payable                                                      200             700             -
      Proceeds from exercise of stock options                                          378             369            208
      Dividends on common stock                                                       (485)           (478)          (516)
      Purchase of shares                                                                -           (3,725)          (921)
                                                                                     -----           -----         ------
         Net cash provided by (used in) financing activities                            93          (3,134)        (1,229)
                                                                                   -------           -----          -----

    Net increase (decrease) in cash and cash equivalents                                34             (44)            18

    Cash and cash equivalents at beginning of year                                      77             121            103
                                                                                   -------          ------         ------

    Cash and cash equivalents at end of year                                       $   111        $     77        $   121
                                                                                    ======         =======         ======


                           LOGANSPORT FINANCIAL CORP.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 2003, 2002 and 2001


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the years ended December 31, 2003 and 2002. Certain amounts, as previously reported, may have been reclassified to conform to the 2003 presentation.

                                                                                 Three Months Ended
                                                              March 31,     June 30,    September 30,      December 31,
    2003:                                                               (In thousands, except per share data)

    Total interest income                                        $2,195       $2,172           $2,148            $2,087
    Total interest expense                                        1,117        1,136            1,140             1,099
                                                                  -----        -----            -----             -----

    Net interest income                                           1,078        1,036            1,008               988

    Provision for losses on loans                                    90           90               90                90
    Other income                                                    141          272               86               162
    General, administrative and other expense                       620          590              572               591
                                                                 ------       ------           ------            ------

    Earnings before income taxes                                    509          628              432               469

    Income taxes                                                    145          191              112               104
                                                                 ------       ------           ------            ------

    Net earnings                                                $   364      $   437          $   320           $   365
                                                                 ======       ======           ======            ======

    Earnings per share:
      Basic                                                        $.43         $.51             $.36              $.42
                                                                    ===          ===              ===               ===

      Diluted                                                      $.41         $.50             $.36              $.41
                                                                    ===          ===              ===               ===

                                                                                 Three Months Ended
                                                              March 31,     June 30,    September 30,      December 31,
    2002:                                                               (In thousands, except per share data)

    Total interest income                                        $2,302       $2,346           $2,352            $2,326
    Total interest expense                                        1,247        1,219            1,215             1,196
                                                                  -----        -----            -----             -----

    Net interest income                                           1,055        1,127            1,137             1,130

    Provision for losses on loans                                    90           90               90                90
    Other income                                                     51           82               58               161
    General, administrative and other expense                       575          603              579               561
                                                                 ------       ------           ------            ------

    Earnings before income taxes                                    441          516              526               640

    Income taxes                                                    121          145              151               192
                                                                 ------       ------           ------            ------

    Net earnings                                                $   320      $   371          $   375           $   448
                                                                 ======       ======           ======            ======

    Earnings per share:
      Basic                                                        $.32         $.39             $.41              $.51
                                                                    ===          ===              ===               ===

      Diluted                                                      $.31         $.38             $.39              $.50
                                                                    ===          ===              ===               ===

                   MARKET PRICE OF LOGANSPORT FINANCIAL CORP.
                COMMON SHARES AND RELATED SECURITY HOLDER MATTERS

     The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") Small Cap Market, under the symbol "LOGN." As of February 11, 2004, there were 809 shareholders of record of the Company's common stock. The table below presents the high and low trade prices for the common shares of the Company, together with dividends declared per share, for each quarter of the years ended December 31, 2003 and 2002. Such price information was obtained from Nasdaq.

                                                       Per share
Year ending December 31,       High          Low       dividends

2003
Quarter ending:
  December 31, 2003            $22.45      $18.85       $0.14
  September 30, 2003            20.50       17.53        0.14
  June 30, 2003                 18.52       17.00        0.14
  March 31, 2003                18.00       15.78        0.14

2002
Quarter ending:
  December 31, 2002            $17.13      $14.40       $0.14
  September 30, 2002            17.85       16.90        0.13
  June 30, 2002                 18.15       17.01        0.13
  March 31, 2002                17.59       15.00        0.12


     TRANSFER AGENT AND REGISTRAR. Registrar and Transfer Company is the Company's stock transfer agent and registrar and maintains the Company's shareholder records. Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholder records, lost or stolen certificates, dividend checks, or dividend direct deposit should contact:

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (800) 368-5948
                               http://www.rtco.com

GENERAL COUNSEL.                                INDEPENDENT AUDITORS.

Barnes & Thornburg                              Grant Thornton LLP
11 South Meridian Street                        625 Eden Park Drive, Suite 900
Indianapolis, Indiana 46204                     Cincinnati, Ohio 45202

SHAREHOLDER & GENERAL INQUIRIES. The Company is required to file an Annual Report on Form 10-K for its year ended December 31, 2003 with the Securities and Exchange Commission. Copies of this annual report may be obtained on our website or without charge upon written request to:

                       Dottye Robeson, Secretary/Treasurer
                           Logansport Financial Corp.
                           723 East Broadway, Box 569
                            Logansport, Indiana 46947
                          (574) 722-3855 extension 313
                            www.logansportsavings.com

OFFICE LOCATION.

723 East Broadway
Logansport, Indiana 46947
(574) 722-3855 Fax - (574) 722-3857
Email - dottyer@logansportsavings.com